EXHIBIT 1

Clinton Group Says "Business As Usual" Not Good Enough at ValueVision

NEW YORK, June 12, 2014 /PRNewswire/ -- Clinton Group, Inc. ("Clinton Group") announced today that it has sent a letter to the stockholders of ValueVision Media, Inc. (Nasdaq: VVTV) in advance of the June 18, 2014 annual meeting in which it expresses its view that a change in the Board of Directors is required if the Company is going to fulfill its potential. The Clinton Group has nominated six independent professionals for the Board of Directors and is asking for the support of its fellow ValueVision shareholders.

"The most disappointing thing about this contest over the future of the Company," said Gregory P. Taxin, President of Clinton Group, "is that the incumbent team has decided to spend millions upon millions defending their track record and jobs instead of reviewing their strategy, accepting assistance from our capable and willing nominees and developing a way forward that could help turn ValueVision into a great commercial enterprise."

In its letter to shareholders, Clinton Group notes that ValueVision's Chief Executive Officer Keith Stewart instructed employees on June 5 that, "[i]t is business as usual at ShopHQ."

"If our nominees become the Company's directors, business will not be as usual," continued Mr. Taxin. "We know buried inside of ValueVision are the assets, skills, and creativity required to spawn the next leader in omni-channel retailing. Our nominees relish the opportunity to mold those assets into a Company of which we can all be proud. We cannot expect gains, however, without change."

Clinton Group encourages its fellow shareholders to review the materials it has prepared for shareholders, which are available at www.AddValueAndVision.com.

Shareholders with questions should contact Bruce Goldfarb or Lydia Mulyk at Okapi Partners LLC at (212) 297-0720, Toll-Free (855) 305-0857, or VVTV@okapipartners.com.

A copy of the letter sent to ValueVision shareholders is included below:

To Our Fellow Shareholders of ValueVision:

Clinton Group, Inc. and the funds we manage (the "Clinton Group") are investors in ValueVision Media Inc. ("ValueVision" or the "Company"). We believe the Company can be great. We also believe that a change in the Board of Directors is required if the Company is going to fulfill its potential. So, we have nominated six independent professionals to serve on the Board. With the Company's annual meeting coming up next week, we are asking you to please vote for our nominees on the Gold proxy card. Information on our nominees and our views can be found at www.AddValueAndVision.com.

The Company's existing Board and executive team have done a lot of things in response to our call for change. They hired six professional services firms, first to "defend" themselves against our efforts to convene a special meeting of shareholders and then to "defend" their track records. They have produced a lengthy proxy statement, at least three slide presentations, a video, a full-color brochure and more letters than I can count. They have sent executives around the country to meet with investors and increased their own severance payouts in the event they lose this proxy fight. They have presented historical performance data in a favorable way to show progress and cleverly started and stopped charts and comparisons to indicate out-performance. (This morning they have decided to compare the Company's current performance to that during the nadir of the financial crisis in 2008, when the Company hired and fired a CEO within six months, its cable distribution was threatened with imminent cancelations and an investment banker failed to sell the Company, all while the economy melted; we are unimpressed with such a comparison.) They have attacked us and one of the independent proxy advisory firms that dared to judge them inadequate. They have even suggested, this morning, that they are not receiving shareholder support because shareholders are not "informed." In all, they have spent more than $3 million of shareholder money in these efforts.

But there is one thing they have not done: They have not articulated a plan that even aims for excellence.

Indeed, nowhere in the hundreds of pages they have produced is even the suggestion that ValueVision can someday be as good a commercial enterprise as its rivals, HSN and QVC. There is, in short, a palpable lack of imagination, confidence, inspiration, ambition and vision, in our view.

We believe ValueVision has the ability to rival its competitors, to challenge their market share, to grow significantly and to create meaningful upside for shareholders. We do not, however, believe these things will happen with a team in charge that has lost ground to HSN and QVC during the last five or six years, giving up substantial market share and under-performing competitors' stock market gains.

Not only does the current team seemingly slink from the suggestion that ValueVision can be great, it does not even offer a single significant dimension – customer counts, penetration rates, revenue per home, customer engagement, thought leadership, management quality, diversity of vendor relationships, social media interaction, online or mobile platform functionality, product assortment, programming diversity, or proprietary product development – on which the team believes it beats or can beat its rivals. Without the drive to lead the competition in even one of these areas, there is little hope the Company can match or overtake its rivals. No, the current team appears resigned to remain in a distant third place.

We had hoped that even if we failed to win this proxy contest, at least our challenge of the current business plan would serve as a wake-up call for management. Alas, it does not appear so. As Keith Stewart wrote to the employees on June 5, "It is business as usual at ShopHQ."

"As usual", for ShopHQ, is a rather unique method of operating a business. On May 1, Mr. Stewart had an 11 AM appointment with a sell-side research analyst who was considering picking up coverage of the Company. We are told that Mr. Stewart showed up some thirty minutes late and apologized by saying he was "fishing" and did not want to leave the lake because the "fish were biting." And, of course, because May 1 was a Thursday, if it was like most Thursdays, many on the management team left in the early afternoon to catch their flights back home – to Pennsylvania, Florida, Texas and the other places where as many as 10 senior managers spend their Fridays (and many Mondays). Usual for ValueVision is quite unusual.

Sadly, this proxy contest does not seem to have been a wake-up call for the incumbent team. But even if had, even if the high-priced advisors management has engaged – the investment bank, the two law firms, the public relations firm, the investor relations firm, the executive recruiter and the proxy solicitor – or, dare we suggest, the executive team itself, had been inspired to develop and articulate an ambitious business plan for the Company during this proxy fight, would such a plan have credibility with investors? After all, the current team has missed nearly every public projection they have made. Revenue of $1 billion? Not close. EBITDA margins of 10%. Nope. Product mix closer to that of the competitors? No. Sales per home back to 2006 levels? No way. Penetration rates growing to half of the competitors' rate? Not achieved.

Without so much as recognition of the underperformance and the need for a concrete plan, we believe the team is unlikely to break its disappointing pattern of anemic performance.

We believe such underperformance likely affects the shareholders more than the Board. Since 2004, the independent directors, combined, have bought less than $1 million of stock. (Our nominees have put more money to work in the last year in buying the Company's stock, through a special purpose vehicle, than all the incumbent independent directors combined over the last 10 years.) With more than 69% of the directors' pay coming in the form of cash last year (and with total compensation being twice the average of comparably sized companies), the performance of the business and stock affects the public shareholders much more than it affects the directors.

Perhaps this is why the directors are content to leave in place a Chief Executive Officer under whose leadership the stock has underperformed its rivals, the major market index and various sector indexes since January 2010. How long will they wait to make a change?

We believe the Company can be great. So do our nominees. They have developed a strategy and plan, subject of course to learning more if they are elected, to exploit the Company's uncommon access to the television screens of 87 million American homes. They believe that with proprietary brands (i.e. brands that are unavailable elsewhere) and products that are truly exclusive to ValueVision, engaging programming and a diverse schedule, the Company can attract new audiences, sell more goods, generate substantial profits and perform well for shareholders.

Both management and our nominees put their respective plans, and their track records and backgrounds, in front of the two leading proxy advisory firms. Both firms took days to analyze the information and wrote lengthy, detailed reports. Both of them reached the same conclusion: Shareholders should not vote for the incumbents. Instead, both concluded, new directors from our slate of nominees should be elected to help the Company grow and create value for shareholders. Both recommended that shareholders vote on the Gold proxy card. Glass Lewis, one of these firms, said we had made a "compelling case for significant change at the board level." ISS, the other firm, wrote that "change at the board level is warranted".

Glass Lewis concluded, succinctly:

[Clinton Group] has offered a detailed and comprehensive plan for the Company, one that appears sound and compelling. ... [S]upport for [the Clinton Group] nominees is likely to result in a superior outcome for ValueVision shareholders than what might reasonably be expected from shareholders' continued endorsement of the incumbents, in light of the Company's track record for the last five years.

Seemingly left without anything to say on the merits, and having failed to win the support of these respected independent proxy advisory firms, ValueVision has taken the rogue's way out: attack the messenger. The Company has attacked ISS and, of course, it has attacked us. Don't be distracted. This proxy fight is about ValueVision's performance. Not ISS and not us.

We own a significant amount of ValueVision stock, though admittedly less than we once owned. We reduced our position because the Company rejected (on what we regard as specious grounds) our two attempts to call a special meeting of shareholders and we were not comfortable owning so much stock under the present leadership. We care today more than ever about making sure the Company is in good hands. Our judgment on investments and board nominees (another subject of ValueVision's attacks) has proven profitable for our investors and the stocks in which we have invested have outperformed the relevant indexes. Have a look, if you care, at the stock price results after the proxy fight at Stillwater Mining or the board appointments with which we were involved at Dillard's, Red Robin Gourmet Burgers, Radian Group, Abraxas, Digital Generation or NutriSystem. (The Company likes to focus on Wet Seal, one of a dozen companies at which we have helped to place directors; Wet Seal, like all teen apparel retailers, has been hard hit by macro headwinds, unlike the strong tailwinds in home shopping that ValueVision would have you ignore.)

But this contest is not about us. The Clinton Group (and our employees) will not be on the Board of ValueVision no matter what the outcome of the annual meeting. But shareholders do have a choice. You can choose the "business as usual" incumbent directors – some technology and health care CFOs, an insurance company executive, a web advertising sales executive and such – or our proposed nominees, veterans of the home shopping business (from HSN and QVC), retail (Bloomingdale's and Saks), television production (Freemantle North America) and entertainment (Sony Music). We believe that for the years to come, our nominees are a better choice to lead the strategy and oversee management of the Company.

Of one thing we are confident: with the team we have proposed as directors, business will not be "usual".

Instead, our nominees will insist on an executive team that works every day (from the headquarters) to develop the business and increase shareholder value. No fishing trips while potential business partners wait. There will be a focus on innovation and catching up – and then leap-frogging – the competition. The business will evolve quickly, with the addition of new vendors, proprietary brands and programming approaches that will not cost a lot, but which will have, we believe, a major impact on the bottom line. The look-and-feel of the channel and Company will finally emerge from the 1990s and have a modern, interactive, clean and inviting look. The culture inside the company will change too: Gone will be the million-dollar per year, three-day-a-week executives that have understandably bred resentment and loathing. Gone too will be the coarse language and oppressive, imperial leadership culture that we have heard so much about from present and former employees.

We know buried inside of ValueVision are the assets, skills, and creativity required to spawn the next leader in omni-channel retailing; our nominees relish the opportunity to mold those assets into a Company of which we can all be proud. We cannot expect gains, however, without change.

So, vote for change. If you too think ValueVision can be better than it is, please vote the Gold card and vote for our nominees.

If you have any questions or require any assistance in delivering your proxy, please contact Okapi Partners LLC at VVTV@OkapiPartners.com or (212) 297-0720 or Toll-Free (855) 305-0857. You can also contact the Clinton Group at VVTV@Clinton.com.

Thank you for your consideration,

//s//

Gregory P. Taxin

About Clinton Group, Inc.

Clinton Group, Inc. is a Registered Investment Advisor based in New York City. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes.

Important Additional Information

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON RELATIONAL OPPORTUNITY, LLC, GEH CAPITAL, INC., CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD., CHANNEL COMMERCE PARTNERS, L.P., CLINTON GROUP, INC., GEORGE E. HALL (COLLECTIVELY, "CLINTON") THOMAS D. BEERS, MARK BOZEK, RONALD L. FRASCH, THOMAS D. MOTTOLA, ROBERT ROSENBLATT AND FRED SIEGEL (TOGETHER WITH CLINTON, THE "PARTICIPANTS") AND/OR CERTAIN AFFILIATED PARTIES HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF VALUEVISION MEDIA, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO

THE PROXY SOLICITATION BY THE PARTICIPANTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, OKAPI PARTNERS LLC, CLINTON'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL FREE AT (855) 305-0857.

ADDITIONAL INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY CLINTON ON MAY 13, 2014 AND IN THE DEFINITIVE ADDITIONAL MATERIALS ON SCHEDULE 14A FILED BY CLINTON ON MAY 22, 2014 AND JUNE 6, 2014. THESE DOCUMENTS CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

CONTACT: N. Lennox, +1-212-825-0400.